Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number: 001-34531

7 Days Group Holdings Limited

10F, 705

GuangzhouDaDaoNan Road

Guangzhou, Guangdong 510290

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

7 Days Group Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — PRESS RELEASE dated May 17, 2010	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

7 Days Group Holdings Limited

	By:	/s/ ERIC HAIBING WU
	Name:	Eric Haibing Wu
	Title:	Chief Financial Officer

Date: May 17, 2010

Exhibit 99.1

7 DAYS GROUP HOLDINGS LIMITED ANNOUNCES

UNAUDITED 2010 FIRST QUARTER

FINANCIAL RESULTS

•	First Quarter Revenue of RMB302.2 million exceeds guidance

•	Adjusted EBITDA grew 75.6% year-over-year to RMB55.7 million

•	346 hotels in operation and 101 hotels under development as of March 31, 2010

•	7 Days Club membership increased annually over 57% to 11 million members

GUANGZHOU, CHINA – May 17, 2010 - 7 Days Group Holdings Limited (“7 Days Group” or the “Company”) (NYSE: SVN), a leading and fast growing national economy hotel chain based in China, today announced its unaudited financial results for the first quarter 2010.

First Quarter 2010 Financial Highlights

•	Total net revenues increased by 26.4% to RMB302.2 million (US$44.3 million)[1], compared to RMB239.0 million for the same quarter in 2009.

•

Income from operations was RMB12.8 million (US$1.9 million), compared to a loss of RMB4.1 million in the first quarter of 2009. Non-GAAP income from operations increased to RMB15.6 million (US$2.3 million) from a loss of RMB1.7 million for the same quarter in 2009.

•

EBITDA was RMB52.9 million (US$7.8 million), compared to RMB27.2 million for the same quarter in 2009. Adjusted EBITDA increased 75.6% year-over-year to RMB55.7 million (US$8.2 million). EBITDA margin was 17.5% as compared to 11.4% in the same quarter in 2009. Adjusted EBITDA margin increased to 18.4% from 13.3% in the same quarter in 2009.

•

Net income attributable to the Company’s shareholders was RMB5.7 million (US$0.8 million), compared to a net loss of RMB7.8 million for the first quarter 2009. Non-GAAP net income was RMB8.5 million (US$1.2 million), compared to a loss of RMB3.3 million for the first quarter 2009.

•

Basic earnings per ADS[2] was RMB0.12 (US$0.02), and diluted earnings per ADS was RMB0.11 (US$0.02). Non-GAAP basic earnings per ADS was RMB0.17 (US$0.03), and non-GAAP diluted earnings per ADS was RMB0.17 (US$0.02).

•	Net operating cash inflow was RMB48.9 million (US$7.2 million), an increase of 64.2% compared to RMB29.8 million in the first quarter 2009.

[1]

The Company’s reporting currency is Renminbi (“RMB”). The translation of amounts from RMB to United States Dollars is solely for the convenience of the reader. RMB amounts included in this press release have been translated into U.S. dollars at the exchange rate of March 31, 2010 as set forth in the H.10 statistical release of the Federal Reserve Board, which was US$1.00 = RMB6.8258. No representation is made that RMB amounts could have been, or could be, converted into U.S. Dollars at that rate or at any other rate on March 31, 2010.

[2]	Each ADS represents 3 of the Company’s ordinary shares.

First Quarter 2010 Operational Highlights

•	Added 3 net leased-and-operated hotels and 6 net managed hotels in the first quarter 2010.

•	As of March 31, 2010, 7 Days Group had 346 hotels in operation, consisting of 239 leased-and-operated hotels and 107 managed hotels and representing a total of 34,055 rooms and covering 55 cities.

•	As of March 31, 2010, there were 35 leased-and-operated hotels under conversion and 66 managed hotels contracted but not yet opened.

•

In the first quarter of 2010, occupancy rates for leased-and-operated hotels, managed hotels and all hotels were 89.6%, 77.7% and 86.2%, respectively, compared with 83.9%, 78.2% and 83.5% for the same quarter in 2009.

•	In the first quarter 2010, overnight occupancy rates for leased-and-operated hotels, managed hotels and all hotels were 86.0%, 74.7% and 82.8%, respectively.

•

RevPAR[3] for leased-and-operated hotels improved significantly to RMB142.5 in the first quarter of 2010, from RMB129.7 in the same quarter in 2009, while RevPAR for managed hotels and for all hotels were RMB115.7 and RMB135 in the first quarter of 2010, respectively, compared with RMB119.4 and RMB128.9, respectively, in the first quarter of 2009.

•

The improvement in RevPAR for leased-and-operated hotels was primarily a result of higher average daily rates and occupancy rates due to our powerful loyalty program and increased brand name recognition together with an improved macro environment. The decrease in RevPAR for managed hotels reflected the larger proportion of newly opened hotels within the Company’s managed hotel portfolio in the period.

•

As of March 31, 2010, the number of 7 Days Club members increased by 57.3% to approximately 11.0 million from 7.0 million as of March 31, 2009, with repeat customers accounting for 86% of total room nights in the first quarter 2010.

Recent Business Developments:

Mr. Alex Nanyan Zheng, 7 Days Group’s Chief Executive Officer and Director, commented, “I am pleased to report a strong start of 2010, as total revenues of RMB302.2 million surpassed our guidance announced in March 2010 and non-GAAP net income increased for a third consecutive quarter.”

“We made sound progress across most of our key performance metrics despite this being our seasonally low quarter. Average occupancy rates within our leased-and-operated hotels reached an impressive 89.6%, essentially in-line with the seasonally high occupancy rate in the fourth quarter 2009, and managed hotel occupancy rate remained flat year-over-year despite an increase of newly opened managed hotels in the mix. Overnight occupancy rate reached 86% in the first quarter. Going forward, we will continue to focus on attracting overnight customers to our hotels.

[3]	RevPAR represents revenue per available room.

“Furthermore, we witnessed the power of our 7 Days Club as members accounted for 98% of total room nights in the past 12 months, reflecting a high level of customer loyalty and the success of our strategy to focus on member-driven growth. Our membership program and powerful eCommerce platform not only foster customer loyalty, but also provide us with distinct cost advantages as we are less reliant on extensive marketing campaigns and third party travel agents. We believe these advantages are difficult to replicate and will help us drive long-term sustainable growth.

“Looking ahead, we will continue to capitalize on the robust opportunities present in China’s fast expanding travel and tourism industry. We have a solid pipeline of hotels under conversion as a result of recent proactive efforts, totaling 101 hotels as of March 31, 2010. Since April 1, we have signed another 28 leased-and-operated hotels and another 34 managed hotels, which further enriches our pipeline. We believe this strong performance positions us to deliver accelerating revenue growth through the rest of the year.

“Our sound financial footing, together with our large, loyal customer base and hotel expansion efforts, positions us to build on our positive momentum and deliver long-term value to our shareholders.”

Mr. Eric Haibing Wu, 7 Days Group’s Chief Financial Officer, added, “Our first quarter results demonstrate the strength of our business model and the solid execution of our growth strategy. We continued to deliver strong financial results highlighted by significant year-over-year revenue and EBITDA growth, and a third consecutive quarter of non-GAAP profitability. Our healthy cash position also allows us to maintain strategic flexibility. In the meantime, we started to realize meaningful financial contribution from our managed hotel portfolio. Continued expansion of our managed hotels is one of our primary strategic imperatives, and we are pleased with our progress to date. In addition, we have maintained stringent cost controls in an effort to drive margin improvements as we seek to be the low cost industry operator. We believe our strong financial results, powerful operating platform and focused strategy position us well to deliver continued growth in the rest of 2010.”

First Quarter 2010 Unaudited Financial Results

Gross revenues. Gross revenues for the first quarter of 2010 were RMB320.2 million (US$46.9 million), representing a year-over-year increase of 26.4% from RMB253.4 million in the first quarter of 2009 and a decrease of only 2.8% from RMB329.4 million in the fourth quarter of 2009 (our occupancy rates are typically lower in the first quarter of each year corresponding with Chinese New Year).

Gross revenues from leased-and-operated hotels. Gross revenues from leased-and-operated hotels for the first quarter of 2010 were RMB312.9 million (US$45.8 million), a 23.9% increase from RMB252.5 million in the first quarter 2009 driven by the expansion of the Company’s hotel portfolio and a decrease of only 4.0% from RMB326.0 million in the fourth quarter 2009 despite the first quarter typically being our seasonally lowest quarter.

Gross revenues from managed hotels. Gross revenues from managed hotels for the first quarter of 2010 jumped 707.1% year-over-year and 113.8% quarter-over-quarter to RMB7.2 million (US$1.1 million) as a larger number of these hotels came into operation. In the first quarter of 2010, 7 Days Group opened 6 net managed hotels.

Total net revenues. Total net revenues for the first quarter of 2010 were RMB302.2 million (US$44.3 million), representing a year-over-year increase of 26.4% from RMB239.0 million in first quarter 2009, reflecting a strong growth in the number of hotels and an improved operating performance supported by a strengthening macro environment, our powerful loyalty program and increased brand name recognition. Sequentially, total net revenues decreased by 2.7% from RMB310.5 million in the fourth quarter 2009 due to seasonality.

Hotel operating costs. Hotel operating costs for the first quarter of 2010 were RMB258.8 million (US$37.9 million), or 85.6% of total net revenues, compared with 92.1% of total net revenues in the same quarter in 2009 and 83.8% in the fourth quarter 2009. The year-over-year improvement in operating costs as a percentage of total net revenues was primarily due to revenue growth and efficiency improvements and the sequential increase was primarily due to a seasonal decline in revenues while costs were relatively fixed in the first quarter of 2010. While hotel operating costs as a percentage of revenue increased on a sequential basis, the variable portion of hotel operating costs (excluding utilities) showed a sequential improvement, due to efficiency improvements.

Sales and marketing expenses. Sales and marketing expenses for the first quarter of 2010 were RMB5.7 million (US$0.8 million), or 1.9% of total net revenues, compared with 2.9% of total net revenues in the same quarter in 2009 and 3.0% in the fourth quarter 2009.

General and administrative expenses. General and administrative expenses for the first quarter of 2010 were RMB24.9 million (US$3.6 million), or 8.2% of total net revenues, compared to RMB16.0 million, or 6.7% of total net revenues in the same quarter in 2009, and RMB14.2 million, or 4.6% of total net revenues, in the fourth quarter 2009. The increase in general and administrative expenses as a percentage of total net revenues in the first quarter 2010 was primarily a result of increased costs associated with being a public company.

Accordingly, total operating costs and expenses was RMB289.3 million (US$42.4 million), representing 95.7% of total net revenues, compared to 101.7% of total net revenues in the same quarter of 2009 and 91.4% in the fourth quarter 2009.

Income (loss) from operations. Income from operations for the first quarter of 2010 was RMB12.8 million (US$1.9 million), compared to a loss from operations of RMB4.1 million in the first quarter 2009 and an income from operations of RMB26.8 million in the fourth quarter 2009. The year-over-year increase in operating income was driven by the increased number of hotels in the portfolio and higher average daily rates and occupancy rates due to an improved macro environment coupled with our powerful loyalty program and increased brand name recognition. The sequential decrease was primarily due to seasonality. Non-GAAP income from operations was RMB15.6 million (US$2.3 million), compared to a non-GAAP loss from operations of RMB1.7 million for the same quarter in 2009 and non-GAAP income from operations of RMB29.6 million in the fourth quarter 2009.

EBITDA. EBITDA was RMB52.9 million (US$7.8 million), compared to RMB27.2 million for the same quarter in 2009 and a loss of RMB30.1 million in the fourth quarter 2009. Adjusted EBITDA for the first quarter was RMB55.7 million reflecting a 75.6% year-over-year increase and a 19.4% decrease compared to the fourth quarter 2009. Adjusted EBITDA margin was 18.4% during the first quarter, an improvement-compared to 13.3% in first quarter 2009 and a decline from 22.3% in the fourth quarter 2009.

Interest expense. Interest expense for the first quarter of 2010 was RMB1.3 million (US$0.2 million), representing a year-over-year decrease of 93.5% and a 93.1% decrease compared to the fourth quarter 2009. The year-over-year and quarter-over-quarter decrease was primarily due to the redemption, in full, of the Company’s senior notes in early December 2009.

Income tax benefit (expense). Income tax expense for the first quarter of 2010 was RMB5.9 million (US$0.9 million), compared to an income tax benefit of RMB16.2 million in the first quarter 2009 and an income tax expense of RMB5.8 million in the fourth quarter 2009.

Net income (loss) attributable to 7 Days Group Holdings Limited shareholders. Net income attributable to 7 Days Group Holdings Limited shareholders was RMB5.7 million (US$0.8 million) in the first quarter of 2010, compared to a net loss of RMB7.8 million in the first quarter 2009 and a net loss of RMB93.4 million in the fourth quarter 2009 (including in the fourth quarter of 2009 a loss on debt extinguishment of RMB26.5 million and a RMB70.0 million change in fair value charge related to previously outstanding warrants to acquire our ordinary shares exercised in full upon completion of our IPO).

Non-GAAP net income (loss). Non-GAAP net income was RMB8.5 million (US$1.2 million), compared to Non-GAAP net loss of RMB3.3 million for the first quarter 2009 and Non-GAAP net income of RMB5.8 million in the fourth quarter 2009.

Basic and diluted earnings (loss) per ADS. Basic earnings per ADS were RMB0.12 (US$0.02) and diluted earnings per ADS were RMB0.11 (US$0.02) for the first quarter of 2010, compared to the basic and diluted loss per ADS of RMB0.39 for the same quarter in 2009 and the basic and diluted loss per ADS of RMB3.84 in the fourth quarter 2009. Non-GAAP basic earnings per ADS were RMB0.17 (US$0.03) and non-GAAP diluted earnings per ADS were RMB0.17 (US$0.02), compared to non-GAAP basic and diluted loss per ADS of RMB0.17 in the same quarter in 2009 and the basic and diluted earnings per ADS of RMB0.18 in the fourth quarter 2009.

Cash and pledged bank deposits. As of March 31, 2010, the Company had cash and pledged bank deposits of RMB562.5 million (US$82.4 million), representing a quarter-over-quarter increase of 62.2%, from RMB346.8 million as of December 31, 2009.

Operating cash flow. Net operating cash inflow for the first quarter of 2010 was RMB48.9 million (US$7.2 million), representing quarter-over-quarter decrease of 43.5% from RMB86.5 million in the fourth quarter 2009 and a year-over-year increase of 64.2% from RMB29.8 million in first quarter 2009.

Guidance

The Company expects to generate total net revenues in the range of RMB335 million to RMB340 million in the second quarter 2010.

The Company reiterates its full year net new hotel opening and revenue guidance. The net number of new hotels to be opened in 2010 is expected to be between 170-200 with 70-80 leased-and-operated hotels and 100-120 managed hotels. The Company expects full-year 2010 total net revenues to grow 29% to 35% over the full-year 2009.

Conference Call

7 Days Group Holdings Limited senior management will host a conference call at 9:00 pm (Eastern) / 6:00 pm (Pacific) on Monday, May 17, 2010, which is 9:00 am (Beijing) on Tuesday, May 18, 2010 to discuss its first quarter 2009 financial results and recent business activity. The conference call may be accessed by calling the following numbers:

China:	8008190121
Hong Kong:	852 2475 0994
US / International:	1 718 354 1231
US Toll Free:	1 866 519 4004
Conference ID number:	70813913
Passcode:	7Days

A live webcast of the conference call and replay will be available on the investor relations page of 7 Days Group’s website at http://en.7daysinn.cn/ .

A telephone replay will be available shortly after the call. The dial-in details are as follows:

US (toll free):	1866 214 5335
International Dial-In:	+61 2 8235 5000
Conference ID number:	70813913

About 7 Days Group Holdings Limited

7 Days Group is a leading and fast growing national economy hotel chain based in China. It converts and operates limited service economy hotels across major metropolitan areas in China under its award-winning “7 Days Inn” brand. The Company strives to offer consistent and high-quality accommodations and services primarily to the growing population of value conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging, and to respond to its guests’ needs.

Use of Non-GAAP Financial Measures

To supplement 7 Days Group’s unaudited financial results presented in accordance with U.S. GAAP, the Company has used the following non-GAAP measures defined as non-GAAP financial measures by the Securities and Exchange Commission (the “SEC”) to report its financial results:

•	Non-GAAP income from operations represents income from operations reported in accordance with GAAP, excluding share-based compensation expense.

•

Non-GAAP net income represents net income reported in accordance with GAAP, excluding share-based compensation expense, loss on debt extinguishment and change in fair value of ordinary share purchase warrants, in each case, if any.

•	Non-GAAP earnings per ADS represents non-GAAP net income divided by the number of ADS used in computing basic and diluted earnings per ADS.

•	EBITDA represents net income reported in accordance with GAAP, adjusted for the effects of interest income and expense, provision for income taxes, depreciation and amortization.

•	Adjusted EBITDA represents EBITDA, excluding share-based compensation expense, loss on debt extinguishment and change in fair value of ordinary share purchase warrants, in each case, if any.

The Company believes EBITDA is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions, if any, and income taxes. In addition, 7 Days Group believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of its financial performance. Given the significant investments that 7 Days Group has made in the past in property and equipment, depreciation and amortization expense comprises a meaningful portion of its cost structure. 7 Days Group believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains the Company considers to be outside the ordinary course of its business. 7 Days Group also calculates Adjusted EBITDA excluding share-based compensation expense, loss on debt extinguishment and change in fair value of ordinary share purchase warrants, in each case, if any. The Company prepares its financial statements in accordance with GAAP and, accordingly, expenses its employee share options and recognizes, if any, the impact of loss on debt extinguishment and changes in the fair value of its ordinary share purchase warrants. Since share-based compensation expense, loss on debt extinguishment and change in fair value of ordinary share purchase warrants are non-cash expenses, the Company believes excluding them from its calculation of EBITDA allows it to provide investors with a more useful tool for assessing its operating and financial performance.

The use of EBITDA and Adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, such as property and equipment, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Each of these items should also be considered in the overall evaluation of its results. Additionally, EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of the Company’s liquidity. The Company compensates for these limitations by providing the relevant disclosure of its depreciation and amortization, interest expense and interest income, income tax expense, capital expenditures, share-based compensation expense and other relevant items both in its reconciliations to the GAAP financial measures and in its consolidated financial statements, all of which should be considered when evaluating the Company’s performance. The terms EBITDA and Adjusted EBITDA are not defined under GAAP, and EBITDA and Adjusted EBITDA are not measures of net income, operating income, operating performance or liquidity presented in accordance with GAAP. When assessing the Company’s operating and financial performance, investors should not consider this data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with GAAP. In addition, the Company’s EBITDA and Adjusted EBITDA may not be comparable to EBITDA or Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA and Adjusted EBITDA in the same manner as the Company does.

For reasons same to the use of EBITDA and Adjusted EBITDA described above, the Company has also reported net income, basic and diluted earnings per ADS and income (loss) from operations on a non-GAAP basis, excluding share-based compensation expense, loss on debt extinguishment and change in fair value of ordinary share purchase warrants, in each case, if any, in the relevant period. These non-GAAP operating measures are useful for understanding the assessing the Company’s underlying business performance and operating trends and the Company expects to report net income, basic and diluted earnings per ADS and income (loss) from operations on a non-GAAP basis using a consistent method on a quarterly basis going forward.

7 Days Group believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing 7 Days Group’s financial performance and liquidity and when planning and forecasting future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the periods set forth in the tables at the end of this release.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains “forward-looking statements,” including, among other things, 7 Days Group’s beliefs as to the overall industry outlook and the factors driving expected growth, its revenue guidance for the second quarter of 2010 and full-year 2010, its expected number of new hotels in 2010 (including the related breakdown of expected new leased and operated hotels and new managed hotels), the ability of the Company’s membership program and eCommerce platform to drive growth, its ability to deliver long-term value to shareholders, the hotel industry outlook, the growth of the Chinese economy, and the expansion of China’s travel and tourism industry. These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The Company’s actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. In particular, the Company’s operating results for any period are impacted significantly by the mix of leased-and-operated hotels and managed hotels in its chain, causing the Company’s operating results to fluctuate and making them difficult to predict.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: risks associated with the Company’s limited operating history and historical operating losses; uncertainties regarding the Company’s ability to continue its growth and achieve profitability; uncertainties regarding the Company’s ability to fund its working capital needs; uncertainties regarding the Company’s ability to expand its operations while maintaining consistent and high-quality accommodations and services; uncertainties regarding the Company’s ability to respond to competitive pressures; and uncertainties associated with factors typically affecting the lodging industry, including changes in economic conditions, adverse weather conditions, natural disasters or outbreaks of serious contagious diseases in markets where the Company has a presence. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2009 Annual Report on Form 20-F filed with the SEC on April 26, 2010 and is available on the SEC’s website at www.sec.gov. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 9 of the Company’s 2009 Annual Report on Form 20-F. The Company’s actual results of operations for the first quarter 2010 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The financial information set forth above is unaudited and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year end audit, which could result in significant differences from this preliminary unaudited financial information.

Contacts:

7 Days Group Holdings Limited

Investor Relations

+86-20-8922-5858

Investor Relations (HK):

Ruby Yim, Managing Director

Taylor Rafferty

Tel: +852 3196 3712

Investor Relations (US):

Mahmoud Siddig, Director

Taylor Rafferty

Tel: +1 (212)889-4350

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

7 Days Group Holdings Limited

  Consolidated balance sheet information

	Dec 31, 2009	Mar 31, 2010
	RMB ‘000	RMB ‘000	US$ ‘000
ASSETS
Current assets:
Cash	341,370	558,710	81,853
Pledged bank deposits	5,400	3,817	559
Short-term investment	293,613	—	—
Accounts receivable	4,557	4,399	644
Prepaid rent	64,509	78,579	11,512
Other prepaid expenses and current assets	48,392	49,103	7,194
Deferred tax assets	7,551	8,713	1,276

Total current assets	765,392	703,321	103,038
Property and equipment, net	1,013,500	1,012,728	148,368
Rental deposits	38,297	41,266	6,046
Investment in and advances to an affiliate	1,359	1,811	265
Deferred tax assets	15,867	15,876	2,326

Total assets	1,834,415	1,775,002	260,043

LIABILITIES And EQUITY
Current liabilities
Accounts payable	141,056	128,707	18,856
Bills payable	17,142	12,286	1,800
Accrued expenses and other payables	162,164	158,476	23,217
Amounts due to related parties	162	5,232	766
Income taxes payable	5,965	8,183	1,199

Total current liabilities	326,489	312,884	45,838
Long-term bank borrowings	110,000	50,000	7,325
Accured lease payments	116,896	123,859	18,146
Refundable deposits	24,250	22,148	3,245
Deferred revenue	5,046	4,874	714
Borrowings from related parties	3,233	3,752	550

Total liabilities	585,914	517,517	75,818

Equity:
Ordinary shares	140,377	140,377	20,566
Additional paid-in capital	1,559,458	1,562,223	228,870
Accumulated other comprehensive income	30,696	30,551	4,476
Accumulated deficit	(484,925)	(479,210)	(70,206)

Total 7 Days Group Holdings Limited shareholders’ equity	1,245,606	1,253,941	183,706
Noncontrolling interests	2,895	3,544	519

Total equity	1,248,501	1,257,485	184,225

Commitments and contingencies

Total liabilities and equity	1,834,415	1,775,002	260,043

7 Days Group Holdings Limited

  Consolidated statements of operations information

	Quarter ended
	Mar 31	Dec 31	Mar 31
	2009	2009	2010
	RMB ‘000	RMB ‘000	RMB ‘000	USD ‘000

Total Revenues	253,393	329,389	320,187	46,908
Leased-and-operated hotels	252,495	325,999	312,939	45,846
Managed hotels	898	3,390	7,248	1,062
Less: Business tax and surcharges	(14,362)	(18,851)	(18,012)	(2,639)
Net revenues	239,031	310,538	302,175	44,269

Operating costs and expenses
Hotel operating costs	(220,085)	(260,186)	(258,750)	(37,908)
Sales and marketing expenses	(7,013)	(9,338)	(5,673)	(831)
General and administrative expenses	(16,037)	(14,173)	(24,909)	(3,649)

Total operating costs and expenses	(243,135)	(283,697)	(289,332)	(42,388)

Income (loss) from operations	(4,104)	26,841	12,843	1,881

Other income (expense)
Interest income	1,714	713	452	66
Interest expense	(19,341)	(18,177)	(1,256)	(184)
Loss on debt extinguishment	—	(26,477)	—	—
Change in fair value of ordinary share purchase warrants	(2,047)	(69,957)	—	—
Equity in loss of an affiliate	(11)	(21)	(77)	(11)

Income (loss) before income taxes	(23,789)	(87,078)	11,962	1,752

Income tax benefit (expense)	16,168	(5,811)	(5,935)	(869)

Net income (loss)	(7,621)	(92,889)	6,027	883
Net income attributable to noncontrolling interest	(160)	(498)	(312)	(46)

Net income (loss) attributable to 7 Days Group Holdings Limited shareholders	(7,781)	(93,387)	5,715	837

Deemed dividends	—	(28,993)	—	—

Net income (loss) attributable to 7 Days Group Holdings Limited ordinary shareholders	(7,781)	(122,380)	5,715	837

Basic net income (loss) per ordinary share	(0.13)	(1.28)	0.04	0.01

Diluted net income (loss) per ordinary share	(0.13)	(1.28)	0.04	0.01

EBITDA(non-GAAP)

	Quarter ended
	Mar 31	Dec 31	Mar 31
	2009	2009	2010
	RMB ‘000	RMB ‘000	RMB ‘000	US$ ‘000

Net income (loss) attributable to 7 Days Group Holdings Limited shareholders	(7,781)	(93,387)	5,715	837
Interest income	(1,714)	(713)	(452)	(66)
Interest expense	19,341	18,177	1,256	184
Income tax expense (benefit)	(16,168)	5,811	5,935	869

Depreciation and amortization	33,560	40,000	40,458	5,927

EBITDA (non-GAAP)	27,238	(30,112)	52,912	7,751

EBITDA%	11.4%	(9.7)%	17.5%	17.5%

Share-based compensation expenses	2,430	2,781	2,765	405

Loss on debt extinguishment	—	26,477	—	—
Change in fair value of ordinary share purchase warrants	2,047	69,957	—	—

Adjusted EBITDA (non- GAAP) excluding share-based compensation expense, loss on debt extinguishment and change in fair value of ordinary share purchase warrants	31,715	69,103	55,677	8,156

Adjusted EBITDA%	13.3%	22.3%	18.4%	18.4%

Non-GAAP net income (loss) attributable

to 7 Days Group Holdings Limited

Shareholders

	Quarter ended
	Mar 31	Dec 31	Mar 31 2010
	2009	2009
	RMB’000	RMB’000	RMB’000	US$’000

Net income (loss) attributable to 7 Days Group Holdings Limited shareholders (GAAP)	(7,781)	(93,387)	5,715	837

Share-based compensation expenses	2,430	2,781	2,765	405
Loss on debt extinguishment	—	26,477	—	—
Change in fair value of ordinary share purchase warrants	2,047	69,957	—	—

Net income (loss) attributable to shareholders excluding share-based compensation expense, loss on debt extinguishment and change in fair value of ordinary share purchase warrants (Non GAAP net income)	(3,304)	5,828	8,480	1,242

Earnings (loss) per share

	Quarter ended
	Mar 31	Dec 31	Mar 31
	2009	2009	2010
	RMB ‘000	RMB ‘000	RMB ‘000	US$ ‘000
Basic net income (loss) per ordinary share (GAAP)	(0.13)	(1.28)	0.04	0.01
Diluted net income (loss) per ordinary share (GAAP)	(0.13)	(1.28)	0.04	0.01

Basic net income (loss) per ordinary share (Non- GAAP), excluding share-based compensation expense, loss on debt extinguishment, change in fair value of ordinary share purchase warrants and deemed dividend	(0.06)	0.06	0.06	0.01

Diluted net income (loss) per ordinary share (Non- GAAP), excluding share-based compensation expense, loss on debt extinguishment, change in fair value of ordinary share purchase warrants and deemed dividend	(0.06)	0.06	0.06	0.01

Denominator:
Basic weighted average number of ordinary shares	60,000,000	95,883,725	149,067,932
Diluted weighted average number of ordinary shares	60,000,000	97,259,150	150,032,563

		Quarter Ended
		31-Mar-09	31-Dec-09	31-Mar-10	31-Mar-10
		RMB ‘000	RMB ‘000	RMB ‘000	USD ‘000
Operating cost and expenses	GAAP Result	(220,085)	(260,186)	(258,750)	(37,908)
	% of Total Revenue	92.07%	83.79%	85.63%	85.63%

	Share-based Compensation	244	541	592	87
	% of Total Revenue	0.10%	0.17%	0.20%	0.20%

	Non-GAAP Result	(219,841)	(259,645)	(258,158)	(37,821)
	% of Total Revenue	91.97%	83.61%	85.43%	85.43%

Sales and marketing expenses	GAAP Result	(7,013)	(9,338)	(5,673)	(831)
	% of Total Revenue	2.93%	3.01%	1.88%	1.88%

	Share-based Compensation	140	158	135	20
	% of Total Revenue	0.06%	0.05%	0.04%	0.04%

	Non-GAAP Result	(6,873)	(9,180)	(5,538)	(811)
	% of Total Revenue	2.88%	2.96%	1.83%	1.83%

General and administrative expenses	GAAP Result	(16,037)	(14,173)	(24,909)	(3,649)
	% of Total Revenue	6.71%	4.56%	8.24%	8.24%

	Share-based Compensation	2,046	2,082	2,037	298
	% of Total Revenue	0.87%	0.67%	0.67%	0.67%

	Non-GAAP Result	(13,991)	(12,091)	(22,872)	(3,351)
	% of Total Revenue	5.85%	3.89%	7.57%	7.57%

Total operating cost and expenses	GAAP Result	(243,135)	(283,697)	(289,332)	(42,388)
	% of Total Revenue	101.72%	91.36%	95.75%	95.75%

	Share-based Compensation	2,430	2,781	2,765	405
	% of Total Revenue	1.04%	0.90%	-0.91%	-0.91%

	Non-GAAP Result	(240,705)	(280,916)	(286,567)	(41,983)
	% of Total Revenue	100.70%	90.46%	94.83%	94.83%

Income (loss) from operations	GAAP Result	(4,104)	26,841	12,843	1,882
	% of Total Revenue	1.72%	8.64%	4.25%	4.25%

	Share-based Compensation	2,430	2,781	2,765	405
	% of Total Revenue	1.04%	0.90%	0.91%	0.91%

	Non-GAAP Result	(1,674)	29,622	15,608	2,287
	% of Total Revenue	0.70%	9.54%	5.17%	5.17%

7 Days Group Holdings Limited

  Operating Data

	As of and for the quarter ended
	Mar 31	Dec 31	Mar 31
	2009	2009	2010
Hotels in operation	242	337	346
Leased-and-operated hotels	221	236	239
Managed hotels	21	101	107
Hotels under conversion	45	64	101
Leased-and-operated hotels	19	6	35
Managed hotels	26	58	66
Total hotel rooms for hotels in operation	24,051	32,836	34,055
Leased-and-operated hotels	22,025	23,764	24,088
Managed hotels	2,026	9,072	9,967
Total hotel rooms for hotels in conversion	4,417	6,168	10,589

Number of cities covered for hotels in operation	34	54	55

Average occupancy rate	83.5%	88.1%	86.2%
Leased-and-operated hotels	83.9%	90.0%	89.6%
Managed hotels	78.2%	80.0%	77.7%
Average daily rate (in RMB)	154.4	162.9	156.5
Leased-and-operated hotels	154.6	164.2	159.1
Managed hotels	152.6	156.6	149.0
RevPAR (in RMB)	128.9	143.4	135.0
Leased-and-operated hotels	129.7	147.8	142.5
Managed hotels	119.4	125.3	115.7